(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-31451

CUSIP NUMBER 074001 10 6

For Period Ended: April 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BearingPoint, Inc. 401(k) Plan
Full Name of Registrant

KPMG Consulting, Inc. 401(k) Plan
Former Name if Applicable

1676 International Drive
Address of Principal Executive Office (Street and Number)

McLean, VA 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The BearingPoint, Inc. 401(k) Plan (the “Plan”) will be unable to complete its financial statements for the year ended April 30, 2005 until BearingPoint, Inc. (the “Company”) completes its consolidated financial statements for the year ended December 31, 2004. Accordingly, the Plan was not able to file its Form 11-K for the fiscal year ended April 30, 2005 by October 27, 2005. The Company has experienced significant delays in completing its consolidated financial statements for the year ended December 31, 2004 and its condensed consolidated financial statements for the quarters ended March 31, 2005 and June 30, 2005, as more fully described in the Company’s Reports on Forms 12b-25 filed with the Commission on March 17, May 11, and August 10, 2005 and discussed in the Company’s Current Report on Form 8-K dated October 11, 2005. Additionally, the Company also expects its condensed consolidated financial statements for the quarter ended September 30, 2005 will not be completed in a timely fashion.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Judy Ethell	(703)	747-3000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

BearingPoint, Inc. has not timely filed the following periodic reports:

Form 10-K for the year ended December 31, 2004

Form 10-Q for the three months ended March 31, 2005

Form 10-Q for the three months ended June 30, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BearingPoint, Inc. 401(k) Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 28, 2005	By	/s/ Brian Davenport
Brian Davenport
Chair 401(k) Committee